UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

DreamWorks Animation SKG, Inc.
(Name of Issuer)
Class A Common Stock (par value $.01 per share)
(Title of Class of Securities)
26153 10 3
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON JEFFREY KATZENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,815,650
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 8,815,650
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,815,650
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON M&J K B LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,815,650
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,815,650
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,815,650
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON M&J K DREAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,815,650
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,815,650
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,815,650
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON M&J K DREAM CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,815,650
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,815,650
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,815,650
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

Dreamworks Animation SKG, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Flower Street
Glendale, CA 91201

Item 2(a).	Name of Persons Filing:

Jeffrey Katzenberg
M&J K Dream LLC (“M&J K Dream”)
M&J K B Limited Partnership (“M&J K B”)
M&J K Dream Corp.
(collectively, the “Katzenberg Shareholders”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Jeffrey Katzenberg
c/o M&J K Dream LLC
1000 Flower Street
Glendale, CA 91201

M&J K Dream LLC
1000 Flower Street
Glendale, CA 91201
Attn: Jeffrey Katzenberg

M&J K B Limited Partnership
c/o M&J K Dream LLC
1000 Flower Street
Glendale, CA 91201
Attn: Jeffrey Katzenberg

M&J K Dream Corp.
c/o M&K Dream LLC
1000 Flower Street
Glendale, CA 91201
Attn: Jeffrey Katzenberg

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 7 of 10 Pages

Item 2(c).	Citizenship:

Jeffrey Katzenberg – U.S.A.
M&J K Dream LLC – Delaware
M&J K B Limited Partnership – Delaware
M&J K Dream Corp. – Delaware

Item 2(d).	Title of Class of Securities:

Class A Common Stock, Par Value $.01 Per Share

Item 2(e).	CUSIP Number:

26153 10 3

Item 3.	Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.
Ownership:

Percentage ownership is based on 77,381,395 shares of Class A Common Stock outstanding per the Company’s Form 10-Q for the quarterly period ended September 30, 2014. In addition, for purposes of this calculation, the aggregate of 7,838,731 shares of Class B Common Stock held of record by M&J K B and M&J K Dream have been deemed to be outstanding shares of Class A Common Stock in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Shares of Class B Common Stock are currently convertible into shares of Class A Common Stock on a one-for-one basis and do not expire. Mr. Katzenberg directly or indirectly controls each of the other Katzenberg Shareholders.

For each Reporting Person:

(a).	Amount beneficially owned: See the response to Item 9 on the attached cover pages.

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 8 of 10 Pages

(b).	Percent of Class: See the response to Item 11 on the attached cover pages.

(c).	Number of shares as to which such person has:

(i).           Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover pages.

(ii).          Shared power to vote or to direct the vote:  See the response to Item 6 on the attached cover pages.

(iii).         Sole power to dispose or to direct the disposition of:  See the response to Item 7 on the attached cover pages.

(iv).         Shared power to dispose or to direct the disposition of:  See the response to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 9 of 10 Pages

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

JEFFREY KATZENBERG
/s/ Jeffrey Katzenberg
Name: Jeffrey Katzenberg

M&J K B LIMITED PARTNERSHIP
By:	/s/ Jeffrey Katzenberg
Name: Jeffrey Katzenberg Title: Authorized Person

M&J K DREAM LLC
By:	/s/ Michael Rutman
Name: Michael Rutman Title: Vice President

M&J K DREAM CORP.
By:	/s/ Michael Rutman
Name: Michael Rutman Title: Vice President